Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings
Income before income taxes and minority interest	$1,219	$568	$399	$2,287	$2,095
Interest expense	303	332	219	185	160
Portion of rents representative of the interest factor	176	157	162	150	128
	$1,698	$1,057	$780	$2,622	$2,383

Fixed Charges
Interest expense	$303	$332	$219	$185	$160
Portion of rents representative of the interest factor	176	157	162	150	128
	$479	$489	$381	$335	$288
Ratio of Earnings to Fixed Charges	3.5	2.2	2.0	7.8	8.3